

November 19, 2012

Via E-Mail
Mr. Keith Santorelli
Chief Financial Officer
Alderon Iron Ore Corp.
Suite 1240
1140 West Pender Street
Vancouver, B.C. Canada V6E 4G1

     **Re:**    **Alderon Iron Ore Corp.**
            **Form 40-F for the Fiscal Year Ended December 31, 2011**
            **Filed March 30, 2012**
            **File No. 001-35440**

Dear Mr. Santorelli:

We have reviewed your filing and have the following comment in which we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2011

Exhibit 1.2 - Consolidated Financial Statements as of and for the Years Ended December 31, 2011 and 2010

Independent Auditors' Report, page 2

1.     We note your disclosure on page 9 that your financial statements were prepared on a going concern basis. We further note that auditors' report issued by Davidson & Company LLP does not include an explanatory paragraph to reflect its conclusion about the Company's ability to continue as a going concern for a reasonable period of time. Please tell us if your auditor concluded that there is substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time and, if so, amend your Form 40-F to include a revised independent auditors' report to reflect this conclusion. Refer to AU Section 341 of the PCAOB interim standards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if you have questions regarding this comment.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining